Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23
A Publicly Listed Company
ANNUAL GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map
According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Annual General Stockholders’ Meeting held on April 26, 2022 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:
CPF/CNPJ
Balance of
Common Shares
Balance Preferred Shares Deliberations
1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10.1 10.2 11 12 13
35.859*** - 1,313,781 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
14.074*** - 5,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.834*** - 30,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 197,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
33.814*** - 129,656 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.066*** 589,593 - Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. - Ap. Ap. - Ap. Ap.
29.394*** - 2,304,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
13.429*** - 82,035 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.825*** - 33,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.974*** - 9,801 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.986*** - 843,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.278*** - 186,978 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 1,232,419 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.104*** - 100,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.324*** - 1,203,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.538*** - 134,370 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.386*** - 3,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.788*** - 138,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.847*** - 84,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.986*** - 904,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.986*** - 2,246,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
10.205*** - 11,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.354*** - 775,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.540*** - 745,392 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.806*** 1,955 23,690 Ap. Ap. Ap. Abs. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Abs. - - - - - - - - - - - - Não Abs. Ap. Ap. Ap. Ap. Ap.
10.975*** - 529,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
10.620*** - 365,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.577*** - 15,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.918*** - 238,952 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.541*** - 948,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.231*** - 1,618,171 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.479*** - 769,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.820*** - 281,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.273*** - 171,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.777*** - 179,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.301*** - 578,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.857*** - 35,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.240*** - 1,878,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.879*** - 185,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.594*** - 1,151,580 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.595*** - 36,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.538*** - 3,855,659 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.525*** - 1,461,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
32.106*** 8,500 53,424 Ap. Ap. Ap. Não Rej. Ap. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Abs. Ap. Rej. Sim - 1,416 - - 1,416 1,416 - 1,416 1,416 - 1,416 - Sim Sim Ap. Ap. Ap. Ap. Ap.
97.538*** - 5,243,824 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
97.538*** - 516,899 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
06.239*** 2,300 - Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 575 575 - 575 575 - - - Abs. Ap. Ap. Rej. Ap.
09.637*** - 136,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
33.121*** - 25,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
33.121*** - 23,671 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.678*** - 19,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.071*** - 134,275 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.945*** - 328,712 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.520*** - 5,982 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.814*** - 4,655,731 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.539*** - 53,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
38.205*** - 115,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.447*** - 15,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.038*** - 11,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.672*** - 1,323 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** 44,132 8,493,718 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap.
27.624*** - 68,007 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 516,109 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 1,192 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.021*** - 313,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.838*** - 10,240,761 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.516*** 22,424 312,606 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
27.624*** - 40,091 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.841*** - 749,415 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.525*** - 266,820 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.345*** - 103,179 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
31.477*** - 3,215,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.141*** - 1,423,825 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
35.075*** - 186,278 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.343*** - 155,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.089*** - 6,554,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.274*** - 866,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.838*** - 11,566,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** 20,381 337,800 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Não Ap. Ap. Ap. Ap. Ap.
97.539*** 60,452 816,419 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
05.986*** 12,800 974,149 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
33.754*** - 117,656,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.601*** - 5,112,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.479*** 921,500 9,669,265 Ap. Ap. Ap. Não Rej. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Rej. Rej. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
05.987*** - 1,157,681 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.036*** - 100,582 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.840*** - 8,243,891 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 240,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
40.824*** - 559,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.596*** - 15,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.729*** - 252,664 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
08.360*** - 463,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.268*** - 19,312 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
33.020*** - 105,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.935*** - 415,719 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.941*** - 8,487 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.838*** - 78,134 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.074*** - 33,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.784*** - 117,694 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.784*** 1,388 12,873 Ap. Ap. Ap. Abs. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Rej. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
05.838*** 30,838 304,787 Ap. Ap. Ap. Abs. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
07.506*** - 5,155,157 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.986*** - 167,598 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.626*** - 134,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
35.395*** - 107,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
18.347*** - 121,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
34.798*** - 503,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
12.219*** - 31,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
34.286*** - 88,334 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
35.716*** - 24,314 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
12.219*** - 408,311 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
38.032*** - 2,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
32.742*** - 62,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
37.623*** - 900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
31.392*** - 100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
29.054*** - 141,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
36.318*** - 16,498 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
37.396*** - 2,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
18.497*** - 18,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.496*** - 37,278 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.663*** - 150,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
09.299*** - 13,213,269 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.020*** - 213,567 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.522*** - 135,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.879*** - 181,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.954*** - 169,258 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 2,074,712 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
45.550*** - 178,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.814*** - 3,978,888 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.275*** - 146,577 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.435*** - 698,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.690*** - 99,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.378*** - 297,344 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.378*** - 244,701 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.265*** - 686,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.030*** - 95,324 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.065*** - 1,657,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** - 123,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.640*** - 205,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
16.816*** - 1,895,230 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
30.254*** - 191,330 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
34.245*** - 637,391 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.220*** - 135,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
40.508*** - 36,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.419*** - 1,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.419*** - 287,147 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.567*** - 146,687 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.182*** - 222,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.740*** - 189,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.120*** 39,300 415,936 Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 9,825 9,825 - 9,825 9,825 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
11.386*** - 91,304 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.646*** - 11,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.400*** - 559,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.049*** - 34,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.336*** - 986,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.284*** - 109,252 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.289*** - 17,321 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.289*** - 157 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.254*** 40,201 235,881 Ap. Ap. Ap. Abs. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Abs. - - - - - - - - - - - - Não Abs. Ap. Ap. Ap. Ap. Ap.
23.563*** - 84,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
16.947*** - 1,275,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.449*** - 28,312 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.756*** 2,884 388,001 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
41.063*** - 1,116,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
09.518*** - 35,436,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.838*** - 202,702,151 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
25.232*** - 8,318 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.496*** - 153,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
14.366*** - 171,105 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.138*** - 44,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.336*** - 580,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
16.947*** - 4,939,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.604*** - 7,900,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.561*** - 1,456,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.081*** - 6,005 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.575*** - 271,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.442*** - 6,875 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.330*** - 17,083 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.336*** - 33,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.911*** - 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -

07.496*** 890,811 8,752,363 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
27.866*** - 234,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 516,912 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 1,270,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.381*** - 34,924 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 210,972 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 14,324,637 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.844*** - 7,292 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.068*** - 837,270 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 8,106,109 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 1,211,967 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 70,932 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.162*** - 792,304 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 795,333 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.500*** - 36,456 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 19,300,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
13.442*** - 200,731 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
17.181*** - 23,575 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.214*** - 154,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
16.997*** - 367,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
08.548*** - 373,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
10.553*** - 2,687,140 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
17.036*** - 470,753 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
32.776*** - 5,098 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.238*** - 4,316,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
31.050*** - 554,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 7,192,988 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
97.539*** - 50,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
19.808*** - 613,154 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.222*** - 80,088 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
31.322*** - 4,613,502 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
09.116*** - 88,694 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
06.238*** - 8,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
16.816*** - 4,616,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.914*** - 6,021,861 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
14.012*** - 4,182,631 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.084*** - 258,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.027*** - 1,683,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.874*** - 2,848,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.030*** - 5,042,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.779*** - 1,413,260 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.678*** - 58,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
26.784*** - 22,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
13.296*** - 17,774 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.296*** - 123,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.562*** - 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.680*** - 1,864 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
33.913*** - 1,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
16.878*** - 150,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
08.571*** - 1,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
07.140*** 645 38,200 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Abs. Ap. Ap. Abs. Ap. Ap.
07.140*** 3,795 9,844 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
97.539*** - 392,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
37.934*** - 410,976 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.333*** - 293,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
33.701*** - 282,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.259*** - 474,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.394*** 34,500 3,000 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
28.990*** 426,300 4,628,400 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
31.577*** 4,500 49,200 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
97.539*** - 864,116 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Abs. - -
08.857*** - 6,136,788 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.987*** - 1,687,815 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.934*** - 654,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
36.018*** - 44,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.956*** - 54,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 2,137 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 32,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.184*** - 221,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.384*** 18,400 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. - Ap. Ap. - Ap. Ap.
11.455*** 2,100 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. - Ap. Ap. - Ap. Ap.
13.289*** 14,600 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. - Ap. Ap. - Ap. Ap.
15.206*** 47,800 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. - Ap. Ap. - Ap. Ap.
08.972*** - 40,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.075*** - 6,462 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.321*** - 647,064 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.825*** 1,852 19,835 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
09.001*** 485,400 2,418,500 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
31.064*** - 198,748 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
44.216*** 150,500 1,116,500 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
26.708*** - 96,224,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.059*** - 66,587 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.765*** - 99,953,083 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.109*** - 14,478,807 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.729*** - 39,030,604 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.257*** - 1,970,401 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.169*** - 14,211,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.185*** - 2,114,977 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.169*** - 8,676,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.807*** - 2,160,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.994*** - 759,994 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.169*** - 13,481,338 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.169*** - 25,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.590*** - 47,999 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 832,422 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.265*** - 12,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.648*** - 217,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.412*** - 7,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.569*** - 502,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.081*** - 25,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Rej. - -
07.237*** - 303,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.222*** 71,600 639,200 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
07.910*** - 213,363 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
36.775*** - 45,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
05.839*** - 889,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
40.508*** - 956,325 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.479*** - 169,315 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.594*** - 3,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 12,279,718 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.166*** - 24,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.140*** - 2,189,358 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
08.493*** - 226,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.063*** 435,700 4,641,775 Ap. Ap. Ap. Abs. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
11.324*** 4,200 84,039 Ap. Ap. Ap. Abs. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
11.324*** - 11,772 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.708*** - 30,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.003*** - 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.360*** 1,228 10,948 Ap. Ap. Ap. Abs. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
42.887*** - 23,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.291*** - 66,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.166*** - 1,549,335 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.502*** - 107,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.105*** - 963,144 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 757,978 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.755*** - 462,753 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** 132,800 2,137,884 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
31.502*** - 10,474,853 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
16.947*** - 42,921,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
16.947*** - 4,733,869 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.494*** 9,577 100,375 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
97.539*** - 142,272 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.659*** - 59,680 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.676*** - 2,919,748 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.336*** - 1,660,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.620*** - 476,334 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.935*** - 2,205,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.834*** - 1,339,299 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.834*** - 807,331 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.469*** - 36,342 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.295*** - 72,736,325 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.089*** - 147,003 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.184*** - 19,522,911 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.714*** - 2,550,260 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.622*** - 14,086,176 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.529*** - 530,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 2,798,059 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.059*** - 30,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.286*** - 637,758 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.734*** - 3,286,167 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.166*** - 98,146 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.550*** - 9,967,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.731*** 3,951 44,280 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
26.565*** - 345,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.514*** - 80,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.418*** - 173,789 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
97.539*** - 348,839 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.325*** - 9,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.397*** - 132,863 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.841*** - 615,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,659,342 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.978*** - 3,383,728 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.979*** - 855,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 1,132,589 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 36,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,010,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 5,330,157 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.796*** - 329,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,126,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.951*** - 685,406 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.940*** - 138,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
11.026*** - 181,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
36.853*** - 329,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.270*** - 547,531 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.389*** - 460,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.858*** - 263,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.444*** - 263,095 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.497*** - 36,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.132*** - 217,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.516*** - 156,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.918*** - 1,400,696 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.019*** - 1,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.760*** - 33,064 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.148*** - 1,239,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.881*** 7,057 16,911 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 705 705 - 705 705 705 705 705 705 705 705 Não Não Ap. Ap. Ap. Rej. Ap.
29.264*** 2,500 23,141 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 250 250 - 250 250 250 250 250 250 250 250 Não Não Ap. Ap. Ap. Rej. Ap.
20.849*** - 17,811 - - - - - - - - - - - - - Não - - Ap. - -
05.479*** 1,159,011 17,785,422 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 115,901 115,901 115,901 115,901 115,901 115,901 115,901 115,901 115,901 115,901 Não Não Ap. Ap. Ap. Rej. Ap.
05.987*** - 4,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
37.099*** - 138,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
21.962*** - 1,097,265 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
12.094*** 103,864 1,107,915 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 10,386 10,386 - 10,386 10,386 10,386 10,386 10,386 10,386 10,386 10,386 Não Não Ap. Ap. Ap. Rej. Ap.
26.160*** 24,400 875,550 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 2,440 2,440 - 2,440 2,440 2,440 2,440 2,440 2,440 2,440 2,440 Não Não Ap. Ap. Ap. Rej. Ap.
09.470*** 72,700 288,650 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 7,270 7,270 - 7,270 7,270 7,270 7,270 7,270 7,270 7,270 7,270 Não Não Ap. Ap. Ap. Rej. Ap.
28.328*** - 5,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
31.814*** - 96,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.105*** - 293,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -

42.133*** - 291,643 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
34.027*** - 200,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.364*** - 3,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 84,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.627*** - 43,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
06.541*** - 1,234,873 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.814*** - 420,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
24.917*** 4,880 52,260 Ap. Ap. Rej. Não Rej. Ap. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Sim - - - - 1,220 1,220 - 1,220 1,220 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
42.355*** - 101,775 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.355*** - 351,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.860*** - 220,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.756*** - 590,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** 335,300 4,817,113 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
20.349*** - 1,250,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.580*** - 1,603,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.100*** - 357,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.441*** - 339,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.211*** - 41,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
13.255*** - 53,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.988*** - 652,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
33.580*** 35,400 498,326 Ap. Ap. Ap. Não Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - 3,540 3,540 - 3,540 3,540 3,540 3,540 3,540 3,540 3,540 3,540 Não Não Ap. Ap. Ap. Rej. Ap.
29.264*** - 58,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.378*** - 591,823 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.366*** - 1,967 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.431*** - 2,378,601 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.204*** - 130,698 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.923*** - 71,584 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
33.968*** - 68,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.839*** - 1,934,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 6,046,102 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
36.853*** - 442 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,501,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.532*** - 1,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.545*** - 33,414 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.542*** - 13,529 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,969,012 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.825*** - 343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** - 607,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.855*** - 189,656 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.770*** - 376,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.769*** - 233,667 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.402*** - 4,688,839 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.141*** - 6,260 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
11.748*** - 2,088,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.973*** - 677,091 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
09.048*** - 857,798 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.687*** - 1,560,982 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
31.050*** 84,700 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Ap. Ap. - Ap. Ap.
35.304*** - 310,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.349*** - 148,427 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.849*** - 556,193 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.894*** - 3,181,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
43.708*** - 487,422 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
44.216*** - 278,460 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.977*** - 53,527 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.976*** - 1,067,323 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.072*** - 318,184 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.191*** - 14,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 4,169,230 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.579*** - 1,658,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.943*** - 549,954 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.240*** - 232,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 646,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
14.461*** - 642,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
14.422*** - 131,249 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
20.222*** - 8,229 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
19.837*** - 875,413 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
97.539*** - 27,666,040 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 493,344 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.945*** - 311,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.100*** - 67,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.603*** - 606,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 30,877 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 32,169 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.305*** - 16,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.131*** - 2,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** 82,700 33,881,464 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
07.940*** - 1,234,398 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
10.416*** - 561,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
19.874*** - 1,037,707 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
42.904*** - 399,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
19.874*** - 348,398 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
09.073*** - 5,348,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
23.794*** - 3,577,765 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
08.571*** - 8,543,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.418*** - 552,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
07.647*** - 242,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
07.418*** - 6,877,023 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
09.627*** - 169,738 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
11.906*** - 616,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
36.131*** 178,000 414,100 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
05.839*** - 5,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
05.839*** - 483,634 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
15.189*** - 585,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.479*** 10,004 122,395 Ap. Ap. Rej. Não Rej. Ap. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Sim - - - - 2,501 2,501 - 2,501 2,501 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
19.573*** - 140,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.762*** - 83,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.075*** - 51,620 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** - 100,193 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.571*** - 44,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 74,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.662*** - 651,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.479*** - 192,871 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.086*** - 17,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.642*** - 5,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.374*** - 441,029 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.700*** - 2,333,368 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.403*** - 7,692,364 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.778*** - 32,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.420*** - 3,074,985 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.085*** - 3,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.825*** - 589,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
33.606*** - 10,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
37.327*** - 37,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.908*** - 5,109,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.826*** - 60,463 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
11.176*** - 35,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.887*** - 445,008 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
27.311*** - 19,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.496*** - 25,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.345*** - 148,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 36,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.306*** - 506,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 44,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.839*** - 52,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
05.839*** - 2,017,397 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
09.163*** - 7,076,559 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.224*** - 1,551,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.292*** - 351,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.847*** - 1,746,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.282*** - 59,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.282*** - 504,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 497,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.208*** - 72,878 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.272*** 25,400 242,300 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
38.253*** - 651,117 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.279*** - 59,453 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.811*** - 3,243,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.401*** - 31,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.401*** - 6,215 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.561*** - 293,543 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.202*** - 13,111,945 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.596*** - 785,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.202*** - 4,900,565 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.202*** - 3,354,332 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 30,685 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.562*** - 3,350,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.692*** - 595,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.839*** - 54,671 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
12.378*** - 82,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
10.263*** - 41,649 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
17.797*** - 216,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.987*** - 352,842 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
27.222*** - 19,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
06.239*** - 353,773 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
22.410*** - 262,123 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
28.271*** - 77,704 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
22.501*** - 127,562 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
36.492*** - 29,786 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
40.136*** - 10,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.839*** - 420,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
42.904*** - 27,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.580*** 75,700 888,946 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs.
97.540*** - 276,822 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.191*** 51,000 83,100 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
97.540*** - 58,055 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
20.642*** - 32,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 11,209,099 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.100*** 605,948 6,507,440 Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 151,487 151,487 - 151,487 151,487 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
18.407*** 1,149,825 11,779,366 Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 287,456 287,456 - 287,456 287,456 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
09.294*** 178,400 1,880,179 Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 44,600 44,600 - 44,600 44,600 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
36.659*** - 140,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.718*** 358,705 3,797,238 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
41.081*** - 17,358 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.237*** - 101,297 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 275,396 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.104*** - 1,436,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.644*** - 64,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.839*** - 124,732 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.900*** - 28,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.866*** - 2,479,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.879*** - 25,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
21.403*** - 8,369 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
24.569*** - 95,901 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
20.026*** - 517 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
19.244*** 2,200 17,796 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
13.022*** - 27,177 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
13.362*** - 522,519 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -

05.839*** - 779,999 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.820*** - 24,833 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 20,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.987*** - 3,484,531 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.985*** - 3,880,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 376,985 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 219,482 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
22.896*** - 589,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
35.780*** - 23,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
34.708*** - 127,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
22.875*** - 243,270 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.839*** - 14,888,102 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
20.622*** - 767,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
23.952*** - 60,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
18.830*** 10,500 154,323 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
19.910*** - 139,390 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.986*** - 9,069,037 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.987*** - 74,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
97.540*** - 898,161 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 21,723,888 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.550*** - 567,029 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.551*** - 794,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.116*** - 1,048,067 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.429*** - 438,196 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
37.236*** - 1,859,981 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.943*** - 161,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.974*** - 11,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.191*** - 3,854,464 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.916*** 1,161,411 7,368,510 Ap. Ap. Rej. Abs. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Rej. Ap.
05.839*** - 405,025 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.515*** - 66,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.360*** - 1,163,566 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.333*** - 23,384 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.722*** - 273,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
97.540*** - 3,371,690 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 7,081,334 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 18,474,818 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.149*** - 112,546 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 2,897,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 678,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.315*** - 9,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Ap. - -
05.840*** - 501,807 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** - 6,797,555 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.311*** 390,219 4,068,012 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
09.593*** - 3,916,174 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** - 1,446,651 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.572*** 67,083 86,707 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
07.208*** - 29,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.239*** - 356,737 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.208*** - 742,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.648*** - 4,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.840*** 217,203 2,317,176 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
18.550*** 9,800 47,700 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
97.540*** - 1,138,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
28.919*** - 1,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.138*** - 3,082,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.768*** - 98,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.196*** 236,200 2,480,966 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Não Não Ap. Ap. Ap. Ap. Ap.
20.196*** - 5,217,134 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.819*** - 104,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
19.822*** - 5,272,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
28.700*** - 5,232,562 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
28.784*** - 278,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
14.819*** - 3,127,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
20.270*** - 4,477,734 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
07.846*** - 180,040 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.893*** - 3,789,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
05.840*** - 33,964,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.990*** - 517,815 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.133*** - 98,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.418*** - 3,602,285 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.536*** - 9,186,481 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.516*** - 1,651,504 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.625*** - 1,378,835 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.457*** - 670,594 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.497*** - 28,086 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.068*** - 3,410,453 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.891*** - 5,623,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.068*** - 86,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.725*** - 274,856 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
43.968*** - 56,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
42.645*** - 2,606 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.398*** - 1,520,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.790*** - 549,992 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 12,795,452 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Sim - - Rej. - -
33.829*** - 35,445 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.247*** 86,117 550,368 Ap. Ap. Rej. Não Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim - - - - 21,529 21,529 - 21,529 21,529 - - - Abs. Abs. Ap. Ap. Ap. Rej. Ap.
07.756*** - 28,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.562*** - 763,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** - 835,102 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.322*** 3,797,712 52,248,070 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
31.240*** 161,000 571,278 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
32.329*** 388,573 2,753,975 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
35.693*** 3,831,800 23,184,700 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
41.199*** 5,200 17,700 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
14.541*** 240,400 3,318,938 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
34.854*** - 1,111,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.794*** 548,100 1,021,507 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
05.840*** - 7,881,139 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.113*** 55,100 296,200 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
26.311*** 57,200 111,250 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
24.676*** - 474,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.540*** 1,755,705 62,676,189 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
09.559*** 241,586 1,606,383 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
25.715*** - 1,827,861 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.286*** - 2,336,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Abs. - -
30.066*** - 67,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
97.539*** - 1,157,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.368*** - 4,008,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.042*** - 260,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.362*** - 40,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.709*** - 1,705,424 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.621*** - 16,255 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.541*** - 563,225 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.088*** - 79,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.046*** - 8,487,307 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.798*** - 2,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -

27.703*** - 109,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.988*** - 379,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.649*** - 26,980 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.158*** - 44,162 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.154*** - 2,217 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.265*** 301 - Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Abs. - - - - - - - - - - - - Abs. Ap. Ap. Ap. Ap.
20.770*** - 99,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.590*** - 217,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
25.282*** - 17,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Não - - Ap. - -
19.754*** - 1,411,437 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.530*** - 4,349,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.591*** 43,671 745,653 Ap. Ap. Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - - Abs. Abs. Ap. Ap. Ap. Ap. Ap.
59.573*** 12,266,374 1,503,043 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 1,022,197 Abs. Abs. Ap. Ap. Abs. Ap. Ap.
61.544*** 8,863,879 10,254 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 738,656 738,656 738,656 738,656 738,656 738,656 738,656 738,656 738,656 738,656 738,656 738,656 Abs. Abs. Ap. Ap. Abs. Ap. Ap.
14.713*** - 4,550,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - -
24.623*** - 123,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - -
14.213*** - 6,274,685 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - -
12.987*** - 2,019,358 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - -
35.956*** - 622,557 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - -
52.041*** 14,150,965 - Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 1,179,247 Abs. - Ap. Ap. - Ap. Ap.
61.532*** 1,943,906,577 169,323 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 161,992,214 Abs. Abs. Ap. Ap. Abs. Ap. Ap.
04.676*** 2,564,084,404 - Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 213,673,700 Abs. - Ap. Ap. - Ap. Ap.
09.225*** 61,600 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - Abs. - Abs. Abs. - Abs. Abs.
14.623*** 56,500 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap.
34.792*** - 6,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.285*** - 17,792 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.834*** - 44,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.332*** 173,961 283,719 Ap. Ap. Ap. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Rej. Ap. Rej. - - - - - - - - - - - - - - Abs. Ap. Ap. Ap. Ap. Ap.
39.332*** 470 3,436,767 Ap. Ap. Ap. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Rej. Ap. Rej. - - - - - - - - - - - - - - Abs. Ap. Ap. Ap. Ap. Ap.
18.270*** - 343,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.530*** - 274,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.418*** 80,720 1,610,250 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - Abs. Abs. Abs. Ap. Abs. Abs.
02.231*** - 6,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.392*** - 23,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.091*** - 3,002 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.628*** - 792,756 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.606*** - 884,728 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.590*** - 10,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.848*** - 18,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
37.715*** - 102,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.214*** - 698,172 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
19.160*** - 987,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.098*** - 48,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
13.998*** - 44,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.911*** 740 8,490 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - Abs. Abs. Abs. Ap. Abs. Abs.
05.100*** - 903,192 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
18.006*** - 171,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.973*** - 355,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.973*** - 1,539,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.775*** - 33,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.877*** - 2,110,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.973*** 81,832 1,791,687 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - Abs. Abs. Abs. Ap. Abs. Abs.
18.324*** - 3,181,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
29.258*** - 1,350,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
11.052*** 4,600 45,100 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs.
40.147*** - 3,242,481 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
00.463*** - 44,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
92.682*** - 72,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
03.660*** - 1,216,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
04.609*** - 719 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.916*** - 1,618,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
03.394*** - 330,246 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.583*** - 408,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
03.473*** - 17,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.180*** - 2,178,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.052*** - 2,465,121 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.488*** - 39,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.845*** - 260,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
34.123*** - 1,366,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.187*** - 701,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.845*** - 104,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
96.498*** - 77,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.674*** - 14,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
71.739*** - 9,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.084*** - 215,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
20.216*** - 304,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
03.833*** - 324,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
08.757*** - 161,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
02.138*** 51,824 42,416 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - Abs. Abs. Abs. Ap. Abs. Abs.
10.638*** - 15,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.469*** - 63,797 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
04.609*** - 1,886 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
04.088*** - 32,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
92.693*** - 252,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
51.990*** - 2,293,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
02.863*** - 6,356,181 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
44.315*** - 463,513 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.667*** - 19,805 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
33.033*** - 406,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.187*** - 169,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.589*** - 262,180 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.589*** - 117,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.564*** - 578,305 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
30.447*** - 165,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
24.752*** - 1,201,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.600*** - 9,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
26.756*** - 118,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
06.185*** - 72,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.589*** - 596,118 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
17.284*** - 1,152,131 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
01.496*** - 219,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
12.086*** - 192,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
10.809*** - 247,884 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
07.593*** - 6,187,989 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
05.872*** - 1,696,954 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.226*** 800 90,700 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - Abs. Abs. Abs. Ap. Abs. Abs.
12.586*** - 306,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
36.178*** - 958,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
36.178*** - 1,230,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
36.643*** - 4,000,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.332*** - 121,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
31.814*** - 317,334 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
14.623*** - 8,300,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.882*** - 1,156,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
32.203*** - 1,284,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
09.323*** - 813,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.287*** - 82,908 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.022*** - 259,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
35.036*** - 27,221 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
610.78*** - 1,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
40.091*** - 802,045 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
22.195*** - 21,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
23.127*** - 1,286,175 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.332*** - 1,324,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.332*** - 1,865,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
21.233*** - 77,551 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
42.119*** - 46,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
41.594*** - 112,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - -
40.249*** - 83,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
39.332*** - 404,734 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
27.097*** - 638,380 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
38.489*** - 9,352 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Ap. - -
Deliberations:
Ordinary agenda
1) Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021:
2) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoes-cominvestidores/listgroupComunicado.aspx?idCanal=rQmlXNzFOcoHRPHioVRb7A==&linguagem=en
3) Fix the number of members who will comprise the Board of Directors in twelve (12):
4) Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?
5) Election of the board of directors by candidate - Total members to be elected: 12 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)
5.1) Alfredo Egydio Setubal
5.2) Ana Lúcia de Mattos Barretto Villela
5.3) Candido Botelho Bracher
5.4) Cesar Nivaldo Gon (Independent member)
5.5) Fábio Colletti Barbosa (Independent member)
5.6) Frederico Trajano Inácio Rodrigues (Independent member)
5.7) João Moreira Salles
5.8) Maria Helena dos Santos Fernandes de Santana (Independent member)
5.9) Pedro Luiz Bodin de Moraes (Independent member)
5.10) Pedro Moreira Salles
5.11) Ricardo Villela Marino
5.12) Roberto Egydio Setubal
6) In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder’s vote shall be counted as an abstention in the respective resolution of the meeting.]
7) View of all the candidates to indicate the cumulative voting distribution.
7.1) Alfredo Egydio Setubal
7.2) Ana Lúcia de Mattos Barretto Villela
7.3) Candido Botelho Bracher
7.4) Cesar Nivaldo Gon (Independent member)
7.5) Fábio Colletti Barbosa (Independent member)
7.6) Frederico Trajano Inácio Rodrigues (Independent member)
7.7) João Moreira Salles
7.8) Maria Helena dos Santos Fernandes de Santana (Independent member)
7.9) Pedro Luiz Bodin de Moraes (Independent member)
7.10) Pedro Moreira Salles
7.11) Ricardo Villela Marino
7.12) Roberto Egydio Setubal
8) Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors)
9) Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).
10) Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).
10.1) Gilberto Frussa / João Costa
10.2) Eduardo Miyaki / Reinaldo Guerreiro
11) Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights. Artemio Bertholini / Rene Guimarães Andrich
12)Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$500,000,000.00:
13) Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:
Subtitle:
Ap. = Approved Rej. = Reject Abs. = Abstain
São Paulo-SP, April 27, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence